Exhibit 99.1



Mesa Air Group Reports Fourth Quarter 2008 Revenue and Earnings

PHOENIX, January 13, 2009 - Mesa Air Group, Inc. (NASDAQ: MESA) (the "Company") announced today fourth quarter losses from continuing operations of $22.3 million ($0.83 per diluted share) on gross operating revenues of $325.3 million. This compares to losses from continuing operations of $62.2 million ($2.16 per diluted share) in the fourth quarter of 2007 on gross operating revenues of $327.8 million. Total operating revenues decreased $2.6 million year-over-year, or 0.8%, primarily as a result of a year-over-year decrease in capacity partially offset by an increase in fuel revenue. Total Pro Forma Net income for the fourth quarter 2008 was $3.1 million compared to $2.2 million for the same period of the prior year. Pro forma net income for the quarter includes adjustments for the following items on an after tax basis: $10.0 million of vendor settlements, $4.9 million related to lease return costs, $3.7 million for loss from equity method investments, $2.0 million expense from the Aloha Airlines settlement, $1.8 million for the adjustment to income tax valuation allowance, $1.5 million loss on disposal of assets, $0.9 million costs associated with our Chinese joint-venture, $0.4 million of legal expense for our go! operations and a net $0.2 million of additional pro forma items.

Total Available Seat Miles ("ASMs") for the fourth quarter of 2008 decreased 13.9% from the fourth quarter of 2007, primarily as a result of a decrease in the number of aircraft flown from 162 as of September 30, 2007 to 159 as of September 30, 2008.   On September 30, 2008, Mesa's jet fleet was comprised of 45 Canadian Regional Jet (CRJ) -900's, 44 CRJ-200's, 20 CRJ-700's and 34 Embraer Regional-145's. The turboprop fleet consisted of 16 DeHavilland Dash 8's.

At September 30, 2008, the total balance of cash, cash equivalents, restricted cash, and marketable securities was $64.9 million.

Events during the fourth quarter included:

--go! On November 28, 2008 Mesa announced entering into a settlement with the former controlling shareholder of Aloha Airlines concerning the Aloha Airlines lawsuit over Mesa's Hawaiian inter-island flight services operated under the go! brand name. Under the terms of the settlement and without admitting any wrongdoing, Mesa agreed to make a $2.0 million cash payment, issue shares of common stock equal to 10% of its outstanding shares and provide inter-island travel benefits to certain former Aloha Airlines employees. Under the terms of the settlement, if the shareholder is able to purchase the "Aloha" name in the upcoming bankruptcy court auction, it will license the "Aloha" name to Mesa.

Mesa continued to expand its inter-island Hawaiian operation, go! During the fourth quarter 2008, available seat miles increased 18.5% from the same quarter in the prior year.

---Maintenance: In July 2008 Mesa entered into a new Time and Material Maintenance Program with GE. This agreement terminates the terms of a previous contract for the maintenance and repair of Mesa's owned or operated CF34-3B1 engines, settled Mesa's prior payment obligations and awarded a new exclusive 5-year contract for the maintenance repair, and overhaul of Mesa's CF34-3 engines. In accordance with the agreement, Mesa entered into a note payable for $22.0 million in addition to a $6.0 million payment for past due receivables.

---Delta: On August 1, 2008, Delta notified Mesa of the termination of the CRJ-900 Delta Connection Agreement, citing an alleged failure to meet certain contractual benchmarks contained in the CRJ-900 Delta Connection Agreement. Mesa denies having violated the Delta Connection Agreement and intends to challenge Delta's decision. At year end, Mesa was operating seven CRJ-900's as Freedom Airlines under this Delta Connection Agreement. The Company subleased the Delta Connection CRJ-900 Aircraft from Delta for $1 per month per aircraft and these aircraft have been returned to Delta in connection with this termination with no further financial obligation to Mesa.

"2008 was a very challenging year operationally and financially for the Company," said Mesa Chairman and CEO, Jonathan Ornstein. "While many obstacles lay ahead, we are encouraged that the restructuring efforts begun in 2008 may permit the emergence of a reinvigorated company in 2009. We continue to execute our restructuring plan and take steps needed to improve the financial and operational performance of the Company."

OPERATING DATA:

	Three Months Ended		Twelve Months Ended	
	Sep. 30, 2008	Sep. 30, 2007	Sep. 30, 2008	Sep. 30, 2007
Passengers	3,139,094	3,948,287	13,453,831	15,993,110
Available seat miles ("ASM") (000's)	1,890,870	2,196,057	8,027,966	8,996,959
Revenue passenger miles (000's)	1,475,901	1,702,926	6,020,008	6,879,624
Load factor	78.1%	77.5%	75.0%	76.5%
Yield per revenue passenger mile (cents)	22.0	19.3	22.0	18.9
Revenue per ASM (cents)	17.2	14.9	16.5	14.4
Operating cost per ASM (cents)	18.0	18.7	16.4	15.2
Average stage length (miles)	412	392	403	392
Number of operating aircraft in fleet	159	162	159	162
Gallons of fuel consumed	33,922,360	44,218,985	154,814,813	201,526,868
Block hours flown	106,568	134,722	476,368	564,379
Departures	69,351	90,652	310,956	378,291

MESA AIR GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended September 30,	
	2008	**2007**
	(Unaudited)	
	(In thousands, except per share data)	
Operating revenues:		
Passenger	$ 322,795	$ 325,161
Freight and other	2,481	2,682
Total operating revenues	325,276	327,843
Operating expenses:		
Flight operations	91,334	99,239
Fuel	134,042	106,206
Maintenance	65,688	64,476
Aircraft and traffic servicing	15,773	20,589
Promotion and sales	1,254	639
General and administrative	22,770	24,112
Depreciation and amortization	8,795	9,428
Loss contingency and settlement of lawsuit	-	86,870
Bankruptcy and vendor settlements	-	-
Impairment and restructuring (credits)	209	-
Total operating expenses	339,865	411,559
Operating income (loss)	(14,589)	(83,716)
Other income (expense):		
Interest expense	(8,682)	(10,383)
Interest income	868	2,903
Gain on extinguishment of debt	-	-
Loss from equity method investments	(3,987)	(658)
Other income (expense)	(2,732)	(1,645)
Total other expense	(14,532)	(9,783)
Income (loss) from continuing operations before taxes	(29,121)	(93,499)
Income tax provision (benefit)	(6,863)	(31,343)
Net income (loss) from continuing operations	(22,258)	(62,156)
Loss from discontinued operations, net of taxes	(8,356)	(6,036)
		.
Net income (loss)	$ (30,614)	$ (68,192)
Basic income (loss) per common share:		
Income (loss) from continuing operations	$ (0.83)	$ (2.16)
Loss from discontinued operations	(0.31)	(0.21)
Net income (loss) per share	$ (1.15)	$ (2.37)
Diluted income (loss) per common share:		
Income (loss) from continuing operations	$ (0.83)	$ (2.16)
Loss from discontinued operations	(0.31)	(0.21)
Net income (loss) per share	$ (1.15)	$ (2.37)

		Three Months Ended September 30,		
		2008		**2007**
PRO FORMA (After tax):				
Net income (loss) from continuing operations	$	(22,258)	$	(62,156)
Adjustment to income tax valuation allowance		1,837		-
Net gain on securities		(46)		(191)
Loss on disposal		1,452		229
(Gain) on extinguishment of debt		-		-
Lease return costs		4,872		1,659
Vendor settlements		10,015		-
Severance		200		-
go! legal expenses		433		1,259
Start up costs on China JV		909		2,968
Loss contingency - Aloha/Hawaiian settlement		1,988		57,749
Loss from equity method investments		3,665		724
Pro forma net income from continuing operations	$	3,067	$	2,241
Pro forma income per common share:				
Basic	$	0.11	$	0.08
Diluted	$	0.11	$	0.08

MESA AIR GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended September 30,	
	2008	**2007**
	(Unaudited)	
	(In thousands, except per share data)	
Operating revenues:		
Passenger	$ 1,313,436	$ 1,313,220
Freight and other	12,675	10,168
Gross operating revenues	1,326,111	1,323,388
Impairment of contract incentives	-	(25,324)
Net operating revenues	1,326,111	1,298,064
Operating expenses:		
Flight operations	364,659	382,504
Fuel	517,907	438,010
Maintenance	262,868	254,626
Aircraft and traffic servicing	76,284	82,248
Promotion and sales	4,682	3,605
General and administrative	83,115	71,818
Depreciation and amortization	37,674	39,354
Loss contingency and settlement of lawsuits	(31,265)	86,870
Bankruptcy and vendor settlements	(27)	434
Impairment and restructuring charges	209	12,367
Total operating expenses	1,316,106	1,371,836
Operating income (loss)	10,005	(73,772)
Other income (expense):		
Interest expense	(36,081)	(39,380)
Interest income	6,511	14,314
Gain on extinguishment of debt	14,680	-
Loss from equity method investments	(5,446)	(3,868)
Other income (expense)	8,919	(6,216)
Total other expense	(11,417)	(35,150)
Income (loss) from continuing operations before taxes	(1,412)	(108,922)
Income tax provision (benefit)	4,323	(37,384)
Net income (loss) from continuing operations	(5,735)	(71,538)
Loss from discontinued operations, net of taxes	(23,425)	(10,023)
Net income (loss)	$ (29,160)	$ (81,561)
Basic income (loss) per common share:		
Income (loss) from continuing operations	$ (0.21)	$ (2.31)
Loss from discontinued operations	(0.86)	(0.32)
Net income (loss) per share	$ (1.07)	$ (2.63)
Diluted income (loss) per common share:		
Income (loss) from continuing operations	$ (0.21)	$ (2.31)
Loss from discontinued operations	(0.86)	(0.32)
Net income (loss) per share	$ (1.07)	$ (2.63)

	Year Ended September 30,		
	2008		**2007**
PRO FORMA (After tax):			
Net income (loss) from continuing operations	$ (5,735)	$	(71,538)
Adjustment to income tax valuation allowance	1,837	$	-
Net (gain) loss on securities	(5,487)		1,980
Loss (gain) on disposal	1,632		229
(Gain) on extinguishment of debt	(9,046)		-
Lease return costs	10,866		2,975
Vendor/code share partner settlements	12,345		1,678
Severance	200		-
go! legal expenses	2,255		1,259
Start up costs associated with China joint venture	2,650		3,074
Loss contingency - Aloha/Hawaiian settlement	(19,024)		57,749
Loss from equity method investments	3,842		2,835
Impairment charges	-		23,445
Pro forma net income from continuing operations	$ (3,665)	$	23,686
Pro forma income per common share:			
Basic	$ (0.14)	$	0.76
Diluted	$ (0.14)	$	0.66

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

Mesa currently operates 159 aircraft with over 800 daily system departures to 124 cities, 38 states, the District of Columbia, Canada, the Bahamas and Mexico. Mesa operates as Delta Connection, US Airways Express and United Express under contractual agreements with Delta Air Lines, US Airways and United Airlines, respectively, and independently as Mesa Airlines and go!. In June 2006 Mesa launched inter-island Hawaiian service as go!. This operation links Honolulu to the neighbor island airports of Hilo, Kahului, Kona and Lihue. The Company, founded by Larry and Janie Risley in New Mexico in 1982, has approximately 5,000 employees and was awarded Regional Airline of the Year by Air Transport World magazine in 1992 and 2005. Mesa is a member of the Regional Airline Association and Regional Aviation Partners.